HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

August 13, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The announcement sent by Garanti Bank's shareholder Doğuş Inşaat ve Ticaret A.Ş. to the Bank is as follows:

Doğuş Inşaat ve Ticaret A.Ş. has mandated CA IB Investmentbank Aktiengesellschaft for the sale of Türkiye Garanti Bankası A.Ş. shares, in its portfolio, with a total nominal value of TL70 trillion, (approximately 8.51% of the Bank's capital), to potential investors within a month, at a minimum price of TL4,400 for each share with a nominal value of TL1,000. The aforementioned sale will increase the shares in circulation, and the aforementioned shares will be deposited in Istanbul Stock Exchange Takasbank A.Ş., via Garanti Securities, in accordance with Supplement's 2nd article of Capital Markets Board's Serie: 1, Numbered:26 communiqué's. Total number of shares sold and the price will be announced to public following the finalization of the sale.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

dlw 8/17

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

August 13, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

According to the Bank's Board of Directors' decision dated 11.08.2004 and numbered 2117; 20,659,437,734 shares of Doğuş Otomotiv Servis ve Ticaret A.Ş. that are currently in the subsidiary portfolio of Garanti Bank with total nominal value of TL20,659,437,734,000 will be sold to Doğuş İnşaat ve Ticaret A.Ş. based on the weighted average price at ISE between 02.08.2004 and 20.08.2004 with a minimum price of TL5,500. In addition, 1,097,738,454 Doğuş Otomotiv Servis ve Ticaret A.Ş. shares that are currently in the portfolio of Garanti Bank's subsidiary Doğuş Hava Taşımacılığı A.Ş with total nominal value of TL1,097,738,454,000 will be sold on the same basis to Doğuş İnşaat ve Ticaret A.Ş. Both transactions will be finalized on 23.08.2004 and the sale proceeds will be collected as cash advance.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations